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                                Filed by Gilat Satellite Networks Ltd.
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934


                                             Subject Company:  rStar Corporation
                                                  Commission File No.  0-1084561

On January 2, 2002, Gilat Satellite Networks Ltd. and rStar Corporation issued the following joint press release:

IMMEDIATE RELEASE
-----------------

January 2, 2002

              RSTAR CORPORATION AND GILAT SATELLITE NETWORKS LTD.
             UPDATE THEIR SCHEDULE TO CLOSE THE PENDING ACQUISITION
                                AND TENDER OFFER


   rStar Common Stock to continue to be listed on the Nasdaq National Market


San Ramon, California, and Petah Tikva, Israel, January 2, 2002 - rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today their schedule to close the pending and previously announced acquisition by rStar of Gilat's StarBand Latin America business and the pending and previously announced tender offer for shares of rStar common stock.


On September 25, 2001, rStar filed a proxy statement with the Securities and Exchange Commission ("SEC"), seeking stockholder approval for the transactions. On October 11, 2001, Gilat filed a registration statement on Form F-4 with the SEC, to register the Gilat ordinary shares that will be offered to rStar stockholders in the tender offer. The parties stated that they have received comments from the SEC staff and were currently revising their respective filings to respond to the SEC comments.

The parties also announced that, due to a variety of reasons, including the market conditions of the past few months, they have revised a few of the terms of the transactions and, consequently, entered into a second amended and restated acquisition agreement. The four principal changes to the previously announced terms are as follows:



  * First, the termination date of the acquisition agreement has been extended to May 31, 2002. Lance Mortensen, the President and CEO of rStar commented that "While we


































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    acknowledge that the process has taken longer than what we anticipated, all the parties are committed to closing the transactions as quickly as possible. The extension of the termination date reflects our ongoing commitment to closing the transaction we have undertaken. Although the termination date of the transaction has been extended to May 31, 2002, we also remain hopeful that, subject to completion of the SEC review process, we can close the transactions prior to the end of the first quarter of 2002."

  * Second, the parties announced a change in the cash consideration to be paid by rStar in the tender offer. Previously, rStar had agreed to acquire up to 6,315,789 shares of rStar common stock, constituting approximately 29% of the outstanding shares of rStar common stock not held by Gilat and its corporate affiliates, in exchange for $0.95 in cash and .0738 of an ordinary share of Gilat for each share of rStar common stock tendered in the tender offer. Under the revised terms of the tender offer, the cash consideration that rStar stockholders will receive in exchange for their shares of rStar common stock will equal an amount between $0.32 and $1.58 per tendered share. The exact amount of the cash consideration will be calculated pursuant to a formula, described below, which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the offer. If more than 6,315,789 shares of rStar common stock are tendered, rStar intends to purchase shares on a pro rata basis up to such number. If all outstanding shares of rStar common stock (except shares held by Gilat and its corporate affiliates) are tendered, each tendering stockholder will be able to tender approximately 29% of his or her shares. Under the revised terms, the aggregate cash consideration payable in the tender offer, assuming the maximum number of shares of rStar common stock are tendered in the offer, will range between a minimum of approximately $2 million and a maximum of approximately $10 million.

  * Third, the parties amended the acquisition agreement to clarify that in Mexico, rStar will only have a non-exclusive right to provide certain satellite-based voice and data services to small office and home office subscribers through an entity that meets certain stated criteria and will not have any rights to provide such services to the consumer market in Mexico. These limitations on rStar's rights will provide Gilat with the flexibility to pursue transactions in Mexico with other partners.

  * Fourth, under the previously announced terms of the acquisition agreement, in the event that the StarBand Latin America business does not achieve certain earnings targets during each of the one year periods ended June 30, 2003 and June 30, 2004, rStar stockholders of record (excluding Gilat and its corporate affiliates) as of June 30, 2003 or June 30, 2004, will be entitled to their pro rata share of a special cash distribution equal to either $2.5 million or $5 million in cash in each year (depending upon the


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    amount of earnings actually achieved by the StarBand Latin America business during those one year periods). The parties have agreed to revise the terms of this special cash distribution and the additional share issuance to provide that rStar stockholders will not be entitled to a special cash distribution and Gilat will not be entitled to the additional share issuance, not only in the event of an rStar qualified public offering meeting certain criteria, as previously agreed, but also if rStar closes a sale of rStar common stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar common stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.

The formula by which the per share cash consideration for the tender offer will be calculated is as follows:

  * If the average trading price for Gilat's ordinary shares equals $12.00, the total cash consideration to be offered will equal $6,000,000, or $0.95 per share of rStar common stock.

  * If the average trading price for Gilat's ordinary shares is less than $12.00, the total cash consideration of $6,000,000 will be increased by an amount equal to the difference between $12.00 and the average trading price of Gilat ordinary shares, multiplied by 466,105, which is the maximum number of Gilat ordinary shares that may be delivered in the tender offer. The increased total cash consideration will then be divided by 6,315,789, which is the maximum number of rStar shares that may be tendered in the offer, to determine the value of the per share cash consideration. However, in no event will the cash consideration be more than $1.58 per share.

  * If the average trading price for Gilat's ordinary share is more than $12.00, the total cash consideration of $6,000,000 will be reduced by the difference between the average trading price of Gilat ordinary shares and $12.00, multiplied by 466,105, which is the maximum number of Gilat ordinary shares that may be delivered in the tender offer. This reduced total cash consideration will then be divided by 6,315,789, which is the maximum number of rStar shares that may be tendered in the tender offer, to determine the value of the per share cash consideration. However, in no event will the cash consideration be less than $0.32 per share.

Mr. Mortensen also commented that, "We believe that determining the amount of cash to be received by our stockholders based upon the market price of Gilat's ordinary shares adjusts the tender offer to reflect the reality of the market place. In other words, the amount of cash is directly tied to the market price of the Gilat ordinary shares - if the price of the ordinary shares goes up, then our stockholders will receive less cash because the ordinary shares they will also receive are worth more. Conversely, our stockholders will receive more cash if the market price of the ordinary shares goes down."

Mr. Yoel Gat, Gilat's Chairman and CEO stated: "The amended acquisition agreement will allow Gilat and its partners additional flexibility with respect to business opportunities in Mexico. Upon closing this transaction, rStar expects that approximately $20 million will be


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available to fund StarBand Latin America's business plan.  We continue to see significant opportunity in the Latin American markets for our products and for StarBand Latin America's services."

rStar's Board of Directors has approved the revised terms of the transactions and the offer. However, neither rStar nor its Board of Directors is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

Continued Nasdaq Listing

Separately, rStar announced that on December 10, 2001, it was informed by The Nasdaq Stock Market, that its common stock would continue to be listed on the Nasdaq National Market and that its hearing file would be closed. Previously, The Nasdaq National Market informed rStar that it failed to maintain a minimum bid price in accordance with Nasdaq Marketplace Rule 4450(a)(5), that it failed to satisfy the net tangible assets requirements in accordance with Nasdaq Marketplace Rules 4450(a)(3) and 4450(b)(1), and that it violated Nasdaq's shareholder approval requirements, as set forth in Nasdaq Marketplace Rules 4350(i)(1)(C)(i) and/or 4350(i)(1)(C)(ii). In its written decision on all of the above-matters, the Nasdaq Listing Qualification Panel acknowledged that (i) rStar has regained compliance with the net tangible assets/shareholders' equity requirement, (ii) the Nasdaq had temporarily waived the minimum bid price requirement and (iii) that the issues related to stockholder approval do not warrant delisting of the rStar's common stock. Note, however, that Nasdaq's waiver of the minimum bid price requirement expires on January 2, 2002. Because rStar currently does not satisfy the minimum bid price requirement, there is no assurance that rStar will remain listed on Nasdaq.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Purchase and related materials that rStar and Gilat will be sending out to rStar's stockholders shortly. rStar stockholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two way, high-speed satellite Internet service provider. StarBand Communications Inc. is based in McLean, Virginia. SkyBlaster(TM), Skystar Advantage(R), DialAway(R) DialAw@y IP(tm) and FaraWay(TM) are trademarks or registered trademarks of


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Gilat Satellite Networks Ltd. or its subsidiaries.  Visit Gilat at www.gilat.com and StarBand Communications Inc. at www.starband.com.

About rStar Corporation

rStar (Nasdaq: RSTR) through its rStar Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

About StarBand Latin America

The StarBand Latin America business operates satellite-based rural telephony networks in Colombia and Chile. StarBand Latin America also provides hardware and services solutions for ISPs and other service providers requiring satellite-based high-speed Internet access throughout the region. An indirect subsidiary of Gilat Satellite Networks, StarBand Latin America expects to begin offering service upon completion of the series of transactions with rStar, working with its in-country partners to address opportunities with small office/home office and consumer market segments. Coupled with Gilat's unique technology for bundling satellite-based telephony and IP connectivity, StarBand Latin America has a set of product offerings that will enable its partners to deliver world-class Internet solutions throughout the region.

Important Legal Information

The tender offer for the outstanding rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, rStar and Gilat will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. We advise all security holders to read the tender offer statement when it is available, because it will contain important information. You can get the tender offer statement and other filed documents, when they are available, for free at the Securities and Exchange Commission's website (www.sec.gov). You can also get the tender offer statement and all other filed documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products,

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inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Gilat's proprietary technology and risks associated with its international operations and Gilat's location in Israel For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission


FOR FURTHER INFORMATION:

GILAT COMPANY CONTACT:
Tim Perrott
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515
Tim.Perrott@spacenet.com

GILAT INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com

RSTAR CORPORATION CONTACT:
Juleen Murray
925-543-0300

RSTAR INVESTOR RELATIONS CONTACT:
Cecilia A. Wilkinson/Julie MacMedan
PondelWilkinson MS&L
310-207-9300investor@pondel.com









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